Exhibit 99.1

Scienjoy Holding Corporation Reports Fiscal Year 2023 Financial Results

BEIJING, April 26, 2024 /PRNewswire/ — Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “we”) (NASDAQ: SJ), an interactive entertainment leader in the Chinese market, today announced its financial results for the year ended December 31, 2023.

Fiscal Year 2023 Operating and Financial Summary

●	Total revenues decreased to RMB1,464.9 million (US$206.3 million) for the year ended December 31, 2023 from RMB1,953.3 million for the year ended December 31, 2022.

●	Gross profit decreased to RMB192.7 million (US$27.1 million) for the year ended December 31, 2023 from RMB283.2 million for the year ended December 31, 2022.

●	Income from operations decreased to RMB22.8 million (US$3.2 million) for the year ended December 31, 2023 from RMB149.8 million for the year ended December 31, 2022. Excluding one-time provision for credit loss of RMB16.3 million, income from operation would amount to RMB39.1 million (US$5.5 million) for the year ended December 31, 2023.

●	Net loss attributable to the Company’s shareholders was RMB30.8 million (US$4.3 million) for the year ended December 31, 2023, as compared with a net income attributable to the Company’s shareholders of RMB193.3 million for the year ended December 31, 2022. Excluding one-time expenses amounting to RMB58.8 million including investment impairment, share of unrealized loss, and provision for credit loss, the Company would have net income attributable to the Company’s shareholders of RMB28.0 million (US$3.9 million) for the year ended December 31, 2023.

●	Adjusted net loss attributable to the Company’s shareholders was RMB11.7 million (US$1.6 million) for the year ended December 31, 2023, as compared with a net income adjusted attributable to the Company’s shareholders of RMB181.4 million for the year ended December 31, 2022.

●	As of December 31, 2023, the Company had cash and cash equivalent balance of RMB205.5 million (US$28.9million), increased by 17.2% from RMB175.3 million as of December 31, 2022.

●	Total paying users were 557,692 for the year ended December 31, 2023, compared to 702,372 for the year ended December 31, 2022.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “It gives me great pleasure to look back on the past fiscal year 2023, a milestone year with remarkable progresses in our globalization and metaverse vision. We are steadily moving forward towards building a personalized and intelligent metaverse lifestyle through AI-powered technologies and strategic initiatives in Dubai. Our strategic investment in DVCC TECHNOLOGY L.L.C ushers in our business transformation journey to explore the frontier of metaverse lifestyle. Our newly established Dubai-based entity Scienjoy Verse Tech Ltd is positioned to serve global audience, with its products designed to encapsulate the opulence of Dubai’s premium culture and world-class lifestyle. We also collaborated with NUJOOM ALMASHREQ MEDIA L.L.C to enrich our metaverse ecosystem with diversified content creation, effectively carrying us forwards in creating an innovative metaverse phenomenon with worldwide appeals. Moving forward, we will continue to improve our products by actively applying AI technologies. We firmly believe that we are at the forefront of creating a metaverse lifestyle, which resonates with global users and holds the promise for long-term returns.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “For the fiscal year 2023, our total net revenue witnessed a moderate decline in the face of business transition and market fluctuations. Nevertheless, our technological capacity and strategic initiatives have enabled us to maintain stable operation and financial fundamentals. Excluding the impact of one-time expenses and losses, we would see a net income in fiscal year 2023, contrary to the loss-making situation. Moreover, our cost structure is being optimized to maximize our investment and potential returns in the metaverse business and global expansion. Our cash and cash equivalents steadily rose by 17.2% from last year, forming a solid financial basis for strategic operational activities in the coming year. Besides, our commitment to technological innovation and business expansion are already bearing fruits, with our advanced AI-powered products launched to the market recently. As we move forward, we will continue to enhance the profitability of our business, focusing on technological innovation to expedite the product rollout. We’re confident about the enormous potentials in our metaverse business, which is in the makings to bring significant returns to our shareholders.”

Fiscal Year 2023 Financial Results

Total revenues decreased by 25.0% to RMB1,464.9 million (US$206.3 million) for the year ended December 31, 2023 from RMB1,953.3 million for the year ended December 31, 2022, primarily caused by decrease of paying users and average revenue per paying user (“ARPPU”) due to competitive landscape of China’s mobile live streaming market.

Cost of revenues decreased by 23.8% to RMB1,272.1 million (US$179.2 million) for the year ended December 31, 2023 from RMB1,670.1 million for the year ended December 31, 2022. The decrease was primarily attributable to a 23.8%, or RMB362.1 million, year-over-year decrease in the Company’s revenue sharing fees and content costs.

Gross profit decreased by 31.9% to RMB192.7 million (US$27.1 million) for the year ended December 31, 2023 from RMB283.2 million for the year ended December 31, 2022.

Total operating expenses increased by 27.4% to RMB169.9 million (US$23.9 million) for the year ended December 31, 2023 from RMB133.4 million for the year ended December 31, 2022.

●	Sales and marketing expenses decreased by 36.3% to RMB1.4 million (US$0.2 million) for the year ended December 31, 2023 from RMB2.1 million for the year ended December 31, 2022, primarily due to fewer marketing activities as the Company tightened the budget based on current operating needs.

●	General and administrative expenses increased by23.9% to RMB75.6 million (US$10.6 million) for the year ended December 31, 2023 from RMB61.0 million for the year ended December 31, 2022. The increase was primarily due to an increase of RMB4.9 million in employee salary and welfare, an increase of RMB4.0 million in share base compensations and an increase of RMB2.5 million office renovation expenses.

●	Research and development expenses increased by 11.2% to RMB75.1 million (US$10.6 million) for the year ended December 31, 2023 from RMB67.5 million for the year ended December 31, 2022, due to an increase of RMB7.5 million in employee salary and welfare.

●	Provision for doubtful accounts increased by 552.2% to RMB17.9 million (US$2.5 million) for the year ended December 31, 2023 from RMB2.7 million for the year ended December 31, 2022, primary due to one-time credit loss provision of RMB16.3 million for the loan receivable.

Income from operations decreased by 84.8% to RMB22.8 million (US$3.2 million) for the year ended December 31, 2023 from RMB149.8 million for the year ended December 31, 2022. If excluded one-time provision for credit loss of RMB16.3 million, our income from operation would amount to RMB39.1 million (US$5.5 million) for the year ended December 31, 2023.

Change in fair value of contingent consideration amounted to a loss of RMB5.6 million (US$0.8 million) for the year ended December 31, 2023, as compared to a gain of RMB 13.1 million for the year ended December 31, 2022. Change in fair value of contingent consideration is derived from earn out liabilities resulted from historical acquisitions. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrants liability decreased to a gain of RMB 0.2 million (US$0.02 million) for the year ended December 31, 2023 from a gain of RMB10.8 million for the year ended December 31, 2022. The fair value of the Company’s warrants derivative liability assumed from the SPAC acquisition is re-measured to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Change in fair value of investment in marketable security amounted to a loss of RMB9.0 million (US$1.3 million) for the year ended December 31, 2023, as compared with a gain of RMB1.8 million for year ended December 31, 2022. The change was primarily attributable to the fair value changes in investments in publicly traded company.

Investment loss amounted to RMB31.3 million (US$4.4 million) for the year ended December 31, 2023 as compared with an investment income of RMB25.4 million for the year ended December 31, 2022. The investment loss for the year ended December 31, 2023 was primarily attributable to one-time share of unrealized loss of RMB30.7 million in the long-term investments.

Impairment of long-term investments amounted to RMB11.8 million (US$1.7 million) for the year ended December 31, 2023, and no such impairment suffered for the year ended December 31, 2022.

Net loss amounted to RMB35.0 million (US$4.9 million) for the year ended December 31 2023, as compared to a net income of RMB195.2 million for the year ended December 31, 2022.

Net loss attributable to the Company’s shareholders amounted to RMB30.8 million (US$4.3 million) for the year ended December 31, 2023, as compared to a net income attributable to the Company’s shareholders of RMB193.3 million for the year ended December 31, 2022. If excluded one-time expenses amounting to RMB58.8 million in investment impairment, share of unrealized loss, and provision for credit loss, the Company had net income attributable to the Company’s shareholders of RMB28.0 million (US$3.9 million) for the year ended December 31, 2023.

Adjusted net loss attributable to the Company’s shareholders amounted to RMB11.7 million (US$1.6 million) for the year ended December 31, 2023, as compared to a net income adjusted attributable to the Company’s shareholders of RMB181.4 million for the year ended December 31, 2022.

Basic and diluted net loss attributable to the Company’s shareholders per ordinary share were both RMB0.76 (US$0.11) for the year ended December 31, 2023. In comparison, basic and diluted net income attributable to the Company’s shareholders per ordinary share were both RMB4.92 for the year ended December 31, 2022.

Adjusted basic and diluted net loss attributable to the Company’s shareholders per ordinary share were both RMB0.29 (US$0.04) for the year ended December 31, 2023. In comparison, adjusted basic and diluted net income attributable to the Company’s shareholders per ordinary share were both RMB4.62 for the year ended December 31, 2022.

As of December 31, 2023, the Company had cash and cash equivalents of RMB205.5 million (US$28.9 million), which represented an increase of 17.2% from RMB175.3 million as of December 31, 2022.

Business Outlook

The Company expects its total revenues to be in the range of RMB310 million to RMB320 million in the first quarter of 2024. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

About Scienjoy Holding Corporation

Scienjoy is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 31, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on December 31, 2023, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Ascent Investor Relations LLC

Tina Xiao
+1-646-932-7242

investors@ascent-ir.com

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	175,292	205,465	28,939
Accounts receivable, net	316,657	260,979	36,758
Prepaid expenses and other current assets	115,170	78,653	11,078
Amounts due from related parties	1,115	355	50
Investment in marketable security	40,548	31,525	4,440
Total current assets	648,782	576,977	81,265

Property and equipment, net	2,735	2,193	309
Intangible assets, net	419,055	412,154	58,051
Goodwill	172,781	182,467	25,700
Long term investment	234,176	254,411	35,833
Long term deposits and other assets	953	726	102
Right-of-use assets-operating lease	19,209	12,157	1,712
Deferred tax assets	4,337	7,379	1,039
Total non-current assets	853,246	871,487	122,746
TOTAL ASSETS	1,502,028	1,448,464	204,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loan	5,000	-	-
Accounts payable	116,251	73,183	10,306
Accrued salary and employee benefits	12,428	14,763	2,079
Accrued expenses and other current liabilities	13,264	27,610	3,889
Contingent consideration – earn-out liability	4,336	-	-
Warrant liabilities	166	-	-
Income tax payable	13,531	13,005	1,832
Lease liabilities-operating lease -current	7,174	7,974	1,123
Deferred revenue	93,383	97,586	13,745
Total current liabilities	265,533	234,121	32,974

Non-current liabilities
Deferred tax liabilities	61,236	59,818	8,425
Lease liabilities-operating lease -non-current	12,773	4,798	676
Total non-current liabilities	74,009	64,616	9,101
TOTAL LIABILITIES	339,542	298,737	42,075

Commitments and contingencies

EQUITY
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 36,684,668 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2022, respectively. 38,113,879 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2023, respectively.
Class A ordinary shares	396,880	423,623	59,666
Class B ordinary shares	23,896	23,896	3,366
Shares to be issued	33,923	30,777	4,335
Treasury stocks	(16,482)	(19,216)	(2,707)
Statutory reserves	39,208	44,698	6,296
Retained earnings	665,099	628,821	88,568
Accumulated other comprehensive income	18,070	17,965	2,530
Total shareholders’ equity	1,160,594	1,150,564	162,054
Non-controlling interests	1,892	(837)	(118)
Total equity	1,162,486	1,149,727	161,936
TOTAL LIABILITIES AND EQUITY	1,502,028	1,448,464	204,011

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31
	2022	2023	2023
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	1,886,179	1,420,258	200,040
Live streaming - time based virtual item revenue	27,683	25,004	3,522
Technical services and others	39,395	19,609	2,761
Total revenue	1,953,257	1,464,871	206,323
Cost of revenues	(1,670,068)	(1,272,145)	(179,178)
Gross profit	283,189	192,726	27,145
Sales and marketing expenses	(2,127)	(1,355)	(191)
General and administrative expenses	(61,005)	(75,582)	(10,646)
Research and development expenses	(67,538)	(75,116)	(10,580)
Recovery of (provision for) doubtful accounts	(2,739)	(17,865)	(2,516)
Income from operations	149,780	22,808	3,212
Change in fair value of contingent consideration	13,071	(5,624)	(792)
Change in fair value of warrant liabilities	10,776	170	24
Change in fair value of investment	1,760	(9,023)	(1,271)
Investments income (loss)	25,449	(31,328)	(4,412)
Impairment of long-term investments	-	(11,800)	(1,662)
Interest income, net	2,506	2,739	386
Other income (loss), net	11,443	7,449	1,049
Foreign exchange gain (loss), net	(1,493)	(1,887)	(266)
Income (loss) before income taxes	213,292	(26,496)	(3,732)
Income tax expense	(18,067)	(8,480)	(1,194)
Net income (loss)	195,225	(34,976)	(4,926)
Less: net income (loss) attributable to noncontrolling interest	1,892	(4,188)	(590)
Net income (loss) attributable to the Company’s shareholders	193,333	(30,788)	(4,336)

Other comprehensive income (loss):
Other comprehensive income (loss) - foreign currency translation adjustment	955	(105)	(15)
Comprehensive income (loss)	196,180	(35,081)	(4,941)
Less: comprehensive income (loss) attributable to non-controlling interests	1,892	(4,188)	(590)
Comprehensive income (loss) attributable to the Company’s shareholders	194,288	(30,893)	(4,351)

Weighted average number of shares*
Basic	39,263,147	40,649,414	40,649,414
Diluted	39,263,147	40,649,414	40,649,414

Earnings (loss) per share
Basic	4.92	(0.76)	(0.11)
Diluted	4.92	(0.76)	(0.11)

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Net income (loss) attributable to the Company’s shareholders	193,333	(30,788)	(4,336)
Less:
Change in fair value of contingent consideration	13,071	(5,624)	(792)
Change in fair value of warrants liability	10,776	170	24
Share based compensation	(11,954)	(13,637)	(1,921)
Adjusted net income (loss) attributable to the Company’s shareholders*	181,440	(11,697)	(1,647)

Adjusted net income (loss) per ordinary share
Basic	4.62	(0.29)	(0.04)
Diluted	4.62	(0.29)	(0.04)

“Adjusted net income (loss) attributable to the Company’s shareholders” is defined as net income (loss) attributable to the Company’s shareholders excluding change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.